BRIXMOR PROPERTY GROUP INC.

450 Lexington Avenue

New York, New York 10017

December 18, 2019

VIA EDGAR

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Brixmor Property Group Inc.

Registration Statement on Form S-3 (File No. 333-235277)

Brixmor Operating Partnership LP

Registration Statement on Form S-3 (File No. 333-235277-01)

Request for Acceleration of Effective Date

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Brixmor Property Group Inc. (the “Company”) and Brixmor Operating Partnership LP (the “Operating Partnership”) hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statements on Form S-3 and declare the Registration Statements effective as of 5:00 p.m., Eastern time, on December 20, 2019, or as soon thereafter as possible. The Company and the Operating Partnership also request the Commission to confirm such effective date and time in writing.

Very truly yours,

Brixmor Property Group Inc.

/s/ Steven F. Siegel
By: Steven F. Siegel Title: Executive Vice President, General Counsel and Secretary

Brixmor Operating Partnership LP By: Brixmor OP GP LLC, its general partner By: BPG Subsidiary Inc., its sole member

/s/ Steven F. Siegel
By: Steven F. Siegel Title: Executive Vice President, General Counsel and Secretary